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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                 Section 17(a)
      of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940


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
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 1. Name and Address of Reporting Person   2. Date of Event Requiring    4. Issuer Name and Ticker or        6. If Amendment, Date
     Johnson    James         A.                  Statement                     Trading Symbol                      of Original
-----------------------------------------      (Month/Day/Year)            i3 Mobile, Inc. "IIIM"                (Month/Day/Year)
     (Last)     (First)     (Middle)           4/5/00                    ------------------------------------
 c/o Apex Management III, LLC              ----------------------------  5. Relationship of Reporting        7. Individual or Joint/
----------------------------------------   3. IRS or Social Security          Person to Issuer                    Group Filing
             (Street)                         Number of Reporting           (Check all applicable)                (Check Applicable
                                              Person (Voluntary)           X   Director ----- 10% Owner           Line)
 233 Wacker Drive,        Suite 900                                      ----- Officer ----- Other (specify
--------------------------------------     ----------------------------  (give title below)          below)   X Form filed by One
      (City)      (State)      (Zip)                                                                              Reporting Person
  Chicago,           IL        60606
                                                                                                              -- Form filed by More
                                                                                                                 than One Reporting
                                                                                                                 Person
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                                                            TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
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Common Stock                                     401,000(1)                         I             By Apex Investment Fund III, L.P.
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Common Stock                                      20,500(1)                         I             By Apex Strategic Partners LLC
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* If the Form is filed by more than one Reporting Person, see Instruction 5(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
                                                                               (Print or Type Responses)
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FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect (I)
                                 Exercis-  tion             Title        Number                     (Instr. 5)
                                 able      Date                          of Shares

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Common Stock Warrants           8/11/98    7/31/03     Common Stock(1)  186,452        $3.00           I          By Apex Investment
                                                                                                                  Fund III, L.P.
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Common Stock Warrants           3/8/99     12/31/01    Common Stock(1)   19,251        $3.50           I          By Apex Investment
                                                                                                                  Fund III, L.P.
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Common Stock Warrants           3/8/99     12/31/01    Common Stock(2)      984        $3.50           I          By Apex Strategic
                                                                                                                  Partners LLC
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Common Stock Warrants           8/11/98    7/31/03     Common Stock(2)    9,532        $3.00           I          By Apex Strategic
                                                                                                                  Partners LLC
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Explanation of Responses:

(1) Owned by Apex Investment Fund III, L.P. Mr. Johnson is President of Stellar Investment Co., the Managing Member of Apex
    Management III, LLC, which is the General Partner of Apex Investment Fund III, L.P. Mr. Johnson disclaims beneficial ownership of the securities, except to the extent of his pecuniary interest therein.

(2) Owned by Apex Strategic Partners LLC, Mr. Johnson is President of Stellar Investment Co., the Managing Member of Apex
    Management III, LLC, which is the General Partner of Apex Strategic Partners LLC. Mr. Johnson disclaims beneficial ownership of the securities, except to the extent of his pecuniary interest therein.

                                                                                                James A. Johnson

**Intentional misstatements or omissions of facts constitute Federal Criminal           By: /s/ James A. Johnson            4/5/00
  Violations.                                                                          -------------------------------  ----------
                                                                                         **Signature of Reporting Person     Date
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note. File three copies of this Form, one of which must be manually signed.
  If space provided is insufficient, See Instruction 6 for procedure.                                             SEC 1147 (9/93)

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